Exhibit 99.1
trivago N.V.
Annual General Meeting of Shareholders
June 30, 2022 - 3:00 p.m. CEST

Voting Results

Resolution	For	Against	Abstain
Adoption of the annual accounts over the financial year 2021	2,422,608,609	604,025	144,340
Appointment of the external auditor for the financial year 2022	2,422,640,535	603,824	112,615
Release of the managing directors from liability for the exercise of their duties during the financial year 2021	2,421,957,598	1,178,598	220,778
Release of the supervisory directors from liability for the exercise of their duties during the financial year 2021	2,421,954,318	1,179,049	223,607
Re-appointment of Peter M. Kern as supervisory director for a period expiring at the end of the annual general meeting to be held in the year 2025	2,419,914,663	3,282,700	159,611
Re-appointment of Hiren Mankodi as supervisory director for a period expiring at the end of the annual general meeting to be held in the year 2025	2,422,288,562	876,038	192,374
Re-appointment of Niklas Östberg as supervisory director for a period expiring at the end of the annual general meeting to be held in the year 2025	2,420,117,038	3,047,917	192,019
Appointment of Mieke De Schepper as supervisory director for a period expiring at the end of the annual general meeting to be held in the year 2025	2,422,327,632	832,278	197,064
Authorization of the management board to acquire shares in the Company's capital	2,422,363,411	883,985	109,578
Authorization of the management board to (i) issue and/or grant rights to subscribe for shares in the Company’s capital and (ii) limit or exclude pre-emption rights in relation to an issuance of, or a granting of rights to subscribe for, such shares	2,414,728,672	8,410,055	218,247